UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)

Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

Taro Pharmaceutical Industries Ltd.
Ron Kolker
Senior Vice President, Chief Financial Officer
Italy House, Euro Park
Yakum 60972, Israel
+972-9-971-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey W. Tindell	David H. Schapiro
Skadden, Arps, Slate, Meagher & Flom LLP	Yigal Arnon & Co.
Four Times Square	1 Azrieli Center
New York, New York 10036	Tel-Aviv 67021
(212) 735-3000	Israel
+972-3-607-7856

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information.

The name of the subject company is Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel ("Taro" or the "Company").  The Company's principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  The Company's telephone number is +972-9-971-1800.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's ordinary shares, NIS 0.0001 nominal (par) value per share (the "Ordinary Shares").  As of June 30, 2008, there were 39,460,257 Ordinary Shares outstanding.

Item 2.	Identity and Background of Filing Person.

This Statement is being filed by the subject company, Taro.  Taro's name, address and business telephone number are set forth in Item 1 above.

This Statement relates to the  tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the outstanding Ordinary Shares for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO"), filed by Sun with the Securities and Exchange Commission (the "SEC") on June 30, 2008.  The consideration offered in the tender offer, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the "Sun Offer."

The Schedule TO states that the Offeror’s principal executive offices are located at Kabay János u. 29, H-4440 Tiszavasvari, Hungary, and the telephone number there is +3648521004.  Sun India's principal executive offices are located at Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059 India, and the telephone number there is +9122 66969699.

According to the Schedule TO, Sun currently owns 14,356,427 Ordinary Shares and beneficially owns an additional 3,787,500 Ordinary Shares which it has the right to acquire at $6.00 per share pursuant to a warrant issued to Sun as part of its May 2007 investment in the Company.  The 14,356,427 Ordinary Shares owned by Sun represent approximately 36.4% of the Company's outstanding Ordinary Shares and approximately 24.3% of the total voting power represented by all of the Company's outstanding voting securities.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates, on the one hand, and (i) the Company's executive officers, directors or affiliates or (ii) Sun or its executive officers, directors or affiliates, on the other hand.

A.	Agreements, Arrangements or Understandings, Actual or Potential Conflicts of Interests, between the Company or its Affiliates and Sun.

(i)           The Merger Agreement.  On May 18, 2007, the Company entered into a merger agreement with Sun (the "Merger Agreement") providing for the acquisition of the Company by Sun in a transaction in which Taro shareholders would receive $7.75 in cash for each of their shares.

(ii)           The Voting Agreement.  In connection with the signing of the Merger Agreement, on May 18, 2007, certain of the Company's shareholders, Barrie Levitt, M.D. (Director and Chairman of the Board), Daniel Moros, M.D. (Director and Vice Chairman of the Board), Ms. Tal Levitt (Director and Secretary), Taro Development Corporation, a private company controlled by Drs. Levitt and Moros and members of their respective families ("TDC"), and Morley and Company, Inc., a private company controlled by Dr. Levitt ("Morley"), entered into voting agreements with Sun whereby they agreed to vote all of their Taro shares in favor of the merger agreement and against any competing transaction.

(iii)           The TDC Merger Agreement.  TDC owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro Pharmaceuticals U.S.A., Inc. ("Taro USA"), which is the Company's principal operating subsidiary in the United States.  Drs. Levitt and Moros and their respective families are able to vote the majority of the outstanding voting shares of TDC and thereby control TDC.  TDC holds 2,333,971 Ordinary Shares.

In addition, at the incorporation of the Company in 1959, two classes of shares were created:  Founders' Shares and Ordinary Shares.  One third of the voting power of all of the Company's voting shares is allocated to the 2,600 outstanding Founders' Shares, all of which are held by Morley (the “Founders’ Shares”).  TDC holds all of the outstanding Class A shares of Morley and Dr. Levitt holds all of the outstanding Class B shares of Morley.  Holders of Morley's Class A shares are entitled to elect one director of Morley and holders of Morley's Class B shares are entitled to elect two directors of Morley. As the holder of all of Morley's Class B shares, Dr. Levitt may cause the election of two of the three directors and, therefore, may be deemed to control the voting and disposition of the Founders' Shares.

In connection with the signing of the Merger Agreement, on May 18, 2007, TDC and Drs. Levitt and Moros entered into a merger agreement with Sun pursuant to which Sun was to acquire TDC at the same time it acquired the Company pursuant to the Merger Agreement in a transaction in which the stockholders of TDC would receive in consideration for their TDC stock, in the aggregate, an amount equivalent to $7.75 for each Ordinary Share held by TDC.   The Levitt and Moros families did not receive any additional consideration for the Founders’ Shares.

(iv)           The TDC Voting Agreements.  In connection with the signing of the Merger Agreement and the TDC merger agreement, on May 18, 2007, certain TDC shareholders - - Drs. Levitt and Moros, Ms. Levitt and Dr. Jacob Levitt - - entered into voting agreements with Sun whereby they agreed to vote all of their shares of TDC in favor of the TDC merger agreement and against any competing transaction.

(v)           Share Purchase Agreement.  On May 18, 2007, the Company also entered into a share purchase agreement with Sun (the “Share Purchase Agreement”), pursuant to which Sun has made equity investments in the Company totaling approximately $59 million.  Sun currently has the right to acquire an additional 3,787,500 Ordinary Shares at $6.00 per share pursuant to a warrant issued to Sun as part of the share purchase agreement.

(vi)           The Option Agreement.  On May 18, 2007, Drs. Barrie Levitt and Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and TDC entered into an option agreement with Sun (the "Option Agreement") pursuant to which they granted Sun options, exercisable within 30 days after termination of the Merger Agreement, to acquire (i) TDC, pursuant to a merger transaction with a subsidiary of Sun for consideration of approximately $18.1 million (i.e., an amount equivalent to $7.75 for each Ordinary Share held by TDC), (ii) 2,405,925 Ordinary Shares owned by Drs. Barrie Levitt and Daniel Moros and Ms. Tal Levitt for $7.75 per Ordinary Share, and (iii) all of the Class B stock of Morley held by Dr. Barrie Levitt for no consideration.  As noted above, all of the Founders' Shares are owned indirectly by TDC and Dr. Barrie Levitt through Morley.  None of the individuals who granted the options received any additional consideration for entering into the Option Agreement. The Option Agreement requires that if Sun exercises the options, it must promptly thereafter commence a tender offer for all Ordinary Shares owned by the Company’s other shareholders at $7.75 per share.  The Option Agreement also provides that the consummation of the transactions contemplated by the options will occur contemporaneously with the expiration of the tender offer, that the tender offer will expire not later than 25 business days after its commencement (except that the tender offer period may be extended as permitted by applicable law or in order to obtain any necessary governmental approval) and that if any condition to the tender offer is not satisfied or waived, the options will immediately terminate.

On May 28, 2008, Taro announced that it had acted to terminate the Merger Agreement.  As a result of the termination of the Merger Agreement, each of the voting agreements, the TDC merger agreement and the TDC voting agreements expired or terminated in accordance with their respective terms.  Sun is contesting the termination of the Merger Agreement by the Company.

On June 25, 2008, Sun purported to exercise the options and publicly announced its intention to make the Sun Offer.

On July 7, 2008, Dr. Barrie Levitt, Dr. Daniel Moros, Ms. Tal Levitt, Dr. Jacob Levitt and TDC delivered a letter to Sun challenging its purported exercise of the options.

See Item 8(e) below for a description of certain litigation between the Company and its directors and Sun.

B.	Agreements, Arrangements or Understandings, Actual or Potential Conflicts of Interest, between the Company or its Affiliates and the Company's Executive Officers or Directors.

(i)	Voting Power in the Company

As of June 30, 2008, Dr. Barrie Levitt, Dr. Daniel Moros and Ms. Tal Levitt and members of their respective immediate families controlled an aggregate of 5,072,886 Ordinary Shares and all of the outstanding Founders' Shares, representing approximately 41% of the total outstanding voting power in the Company, by reason of their (a) beneficial ownership, other than through TDC, of an aggregate of 2,738,915 Ordinary Shares (excluding shares issuable upon the exercise of stock options), (b) their majority ownership of TDC, which owns 2,333,971 Ordinary Shares and (c) Dr. Levitt’s control of Morley, which, through its ownership of the Founders’ Shares, has one-third of the total outstanding voting power in the Company.

Dr. Barrie Levitt and Dr. Daniel Moros are cousins.  Ms. Tal Levitt and Dr. Jacob Levitt are Dr. Barrie Levitt's adult children.

As of June 30, 2008, the Company's executive officers and directors (other than Drs. Levitt and Moros, and their immediate families, and Ms. Levitt) (19 persons) beneficially owned a total of 156,035 Ordinary Shares (excluding shares issuable upon the exercise of stock options), representing less than 1% of the total outstanding voting power in the Company.

(ii)	Compensation

The Company paid an aggregate of $4,053,223 to all its executive officers and directors (22 persons) for services rendered to the Company in all capacities during the year ended December 31, 2007.   This amount does not include certain additional benefits which, as to all executive officers and directors, aggregated less than $100,000.  In addition, amounts set aside in 2007 to provide all executive officers and directors with pension, retirement or similar benefits were $1,096,052.  During 2007, the Company's executive officers and directors received, in the aggregate, options to purchase 10,000 Ordinary Shares under Taro's stock option plans.

As of June 30, 2008, the Company's executive officers and directors held options to purchase an aggregate of 566,900 Ordinary Shares, at exercise prices ranging from $4.63 to $68.51 per share, under Taro's stock option plans.

(iii)	Change of Control Agreements with Certain Members of Senior Management

In February and March of 2007, the Company entered into change of control agreements with two of its current executive officers, neither of whom is a member of the Levitt or Moros families.  The agreements provide that in the event of a change in control of the Company prior to December 31, 2009 and the termination of the individual’s employment other than for Cause, or as a result of Disability or for Good Reason (as those terms are defined in the agreements) prior to the third anniversary of the date of the change of control (the “Term”), the individual would receive a severance benefit equal to his salary and benefits for the remainder of the Term.

(iv)	Indemnification and Insurance

Indemnification of Office Holders

As permitted by Israeli law, Taro’s articles of association provide that it may indemnify any of its office holders against the following obligations and expenses imposed on or incurred by the office holder with respect to an act performed in the capacity of an office holder:  (i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court; (ii) reasonable litigation expenses, including attorneys’ fees, expended by the office holder due to an investigation or a proceeding instituted against the office holder by an authority competent to administer such an investigation or proceeding that was “finalized without the filing of an indictment” against the office holder without any “financial obligation imposed in lieu of criminal proceedings” (as such terms are defined in the Israeli Companies Law – 1999), or an investigation or proceeding that was “finalized without the filing of an indictment” against the office holder with a “financial obligation imposed in lieu of criminal proceedings” of an offence that does not require proof of criminal intent; and (iii) reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings the Company institutes against him or her or that are instituted on the Company’s behalf or by another person or a criminal charge from which he or she is acquitted, or a criminal charge in which he or she is convicted of an offense that does not require proof of criminal intent.

In addition, the Company has entered into indemnification agreements with all of its executive officers and directors, which provide that, subject only to mandatory provisions of applicable law to the contrary, the Company will indemnify such individuals against the obligations and expenses described above with respect to an act performed in the capacity of an office holder, subject, in certain instances, to (i) the obligation or expense being imposed or expended in connection with a specified event; and (ii) a specific cap.  The indemnification agreements also exempt the individual executive officers and directors from liability for damages caused to the Company as a result of a breach of such individual's duty of care, subject only to mandatory provisions of applicable law to the contrary.

Insurance of Office Holders

As permitted by Israeli law, Taro's Articles of Association provide that it may enter into an insurance contract that would provide coverage for any monetary liability incurred by any of its office holders with respect to an act performed in the capacity of an office holder for a breach of the office holder’s duty of care to the Company or to another person; a breach of the office holder’s duty of loyalty to the Company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not harm the Company; or a financial liability imposed upon him or her in favor of another person.  Taro has obtained liability insurance covering its executive officers and directors.

Limitations on Exculpation, Insurance and Indemnification

Israeli law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract that would provide coverage for any monetary liability incurred by an office holder, as a result of any of the following:

•
a breach by the office holder of his or her duty of loyalty unless, with respect to indemnification and insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach by the office holder of his or her duty of care which was committed intentionally or recklessly, except when it was committed solely by negligence;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine or monetary settlement levied against the office holder.

In addition, under Israeli law, any exculpation, indemnification, or procurement of insurance coverage for the Company’s office holders must be approved by the Audit Committee and the Board of Directors (the “Board”) and, if the beneficiary is a director, by the shareholders, in that order.

Item 4.	The Solicitation or Recommendation.

(a)	Background of the Transaction

The years 2005 and 2006 were very difficult years for the Company.  Taro suffered, among other things, the restatement of its financial statements for the years 2003 and 2004, an investigation of the situation underlying the restatement which led to the resignation of its chief financial officer and another senior member of Taro’s financial staff, a substantial loss in 2006, the delisting of the Ordinary Shares from NASDAQ and severe liquidity issues.

Beginning in 2006, the Company sought to raise capital or find a merger partner. An extensive process conducted by one of the Company’s financial advisors, The Blackstone Group, led to the execution of the Merger Agreement and the Share Purchase Agreement with Sun in May 2007. The Merger Agreement provided for the acquisition of the Company by Sun and for shareholders to receive $7.75 in cash for each of their shares.  Pursuant to the Share Purchase Agreement, Sun made cash purchases of newly issued Taro shares in an amount totaling approximately $59 million.

Following the announcement of the merger agreement, there was significant shareholder opposition to the proposed merger at $7.75 per share, as well as litigation by shareholders to block the merger.  At the time of the shareholders meeting to approve the merger, scheduled to take place in July 2007, there was a real concern that public statements made by the Company’s largest minority  shareholders, Franklin Advisers, Inc. and Templeton Asset Management Ltd. (together, “Templeton”) and their representatives, and the numerous court motions filed by Templeton (including a motion to temporarily enjoin the shareholders meeting, which was ultimately rejected), may have caused confusion among shareholders.

On the eve of the shareholders meeting, Sun requested a postponement of the meeting and asked for additional time to communicate directly with Templeton and certain other shareholders that opposed the merger.  At the same time, Sun agreed to (i) increase its investment in the Company by partially exercising its warrants and buying an additional 3,000,000 Ordinary Shares for $18 million, and (ii) eliminate the non-solicitation provisions of the merger agreement, so that the Company could determine whether a third party might be willing to propose a transaction on terms that the shareholders would find more acceptable.  Ultimately, however, efforts to overcome the opposition to the merger were unsuccessful.  The shareholders meeting to vote on the merger was never held.

During the period  July 2007 and February 2008, Sun advised the Company that it had engaged in discussions with the largest two shareholder groups that were opposed to the merger, Templeton and Brandes Investment Partners, L.P. (“Brandes”), to solicit their agreement to proceed with a merger with Sun at an increased price per share satisfactory to each of them. To the Company's knowledge, Sun did not reach any agreement with Templeton. On February 19, 2008, Sun purchased 3,712,557 Ordinary Shares from Brandes in a privately negotiated transaction at a price of $10.25 per share in cash.

Shortly thereafter, Sun proposed to Taro that the Merger Agreement be amended to increase the merger price to the same $10.25 per share that Sun paid Brandes for its shares.  Sun's willingness to increase the merger price was conditioned on the following two conditions:

•
Eliminate Disinterested Majority Vote. That the Company agree to eliminate a disinterested majority vote requirement under Israeli law, which the parties had previously agreed was required to consummate the merger.  Sun’s demand to remove this requirement was intended to diminish the influence that the votes of the disinterested minority shareholders could have on the transaction. Based on the advice of its Israeli counsel, the Company refused to accede to Sun's demand;

•
Obtain Updated Financial Opinion. That the Company agree to obtain an updated financial opinion from Merrill Lynch & Co., Inc. (“Merrill Lynch”) regarding the increased merger price. Before acting to terminate the Merger Agreement, the Board received advice from Merrill Lynch that, based on Taro’s most recent projections at the time, such advice was given and other assumptions made, procedures followed, matters considered and limitations described at such period, Sun's proposed increased price of $10.25 was inadequate from a financial point of view.

Thereafter, Sun repeatedly rebuffed the Company's attempts to engage in meaningful price negotiations. Sun refused several requests to have Taro’s investment bankers meet with Sun’s investment bankers to discuss valuation.

On May 14, 2008, at the invitation of Dr. Barrie Levitt, the Company’s Chairman of the Board, Mr. Dilip S. Shanghvi, Sun’s Chairman and Managing Director, presented Sun’s position to the Board.  He demanded that the Board accept Sun’s proposed $10.25 per share price by May 28, 2008 and that, if the Board did not, he threatened that Sun would commence a tender offer at a lower price.

Thereafter, the Board and its advisors evaluated Sun’s presentation and, at a meeting of the Board held on May 25, 2008, the Board confirmed its view that $10.25 per share was an inadequate price, even after considering Sun’s presentation.

Given Sun's steadfast refusal to negotiate, on May 27, 2008, the Board determined that permitting the Merger Agreement to remain in force was no longer in the best interests of the Company.  The Board determined that the Merger Agreement had become stale and did not reflect the dramatic operational and financial turnaround that the Company had achieved since last year, the future value that the Company expects to achieve from the changes made in its business model and the value in its new product pipeline.  The Board also noted that the operational constraints in the Merger Agreement were interfering with the Company’s ability to manage its business for the benefit of all of its stakeholders, and that, but for certain of these constraints, Taro’s profitability and cash resources could have been higher. Therefore, the Board acted to terminate the Merger Agreement.

On May 28, 2008, the Company announced it had terminated the Merger Agreement in accordance with its terms.

That same day, Taro filed an action against Sun in an Israeli court seeking, among other things, a declaratory ruling that, should Sun attempt to purchase additional Ordinary Shares that would result in an increase in its voting power to more than 45 percent, it must comply with the "special tender offer" rules under Israeli law which provide important protections for minority shareholders.  Under these rules, a special tender offer may only be consummated if (i) the total number of shares tendered exceeds the number of shares as to which notices of objection to the offer have been filed (excluding from this calculation, shares owned by the offeror, as well as shares owned by the holders of more than 25% of the outstanding voting power of the company, including, in each case, shares owned by their respective affiliates) and (ii) shares having at least 5% of the outstanding voting power of the company are tendered and purchased pursuant to the offer.

On May 29, 2008, Sun delivered a letter from Mr. Shanghvi to Dr. Levitt in which he claimed, among other things, that the Company was not entitled to terminate the Merger Agreement.

On June 5, 2008, Sun delivered a letter from Mr. Shanghvi to the Company, and issued a press release announcing, among other things, that Sun intended to dispute the validity of the Company's termination of the Merger Agreement and that it objected to the Company's proposed plans to pursue the sale of its Irish operations.

On June 15, 2008, the Company delivered a letter from Dr. Levitt to Mr. Shanghvi advising him that the Company categorically denied all of the allegations made in Mr. Shanghvi's June 5 letter regarding the Company's intention to sell its Irish operations and that the Company had that day commenced litigation in Israel against Sun to stop Sun from engaging in practices that the Company deemed detrimental to the Company's ability to maximize the value of the Irish operations in a sale.  At the same time, the letter invited Sun to submit an offer to purchase the Irish operations.  The letter assured

Sun that the Company would give any proposal submitted by Sun the same serious consideration that all bona fide offers would receive.  On June 23, 2008, Sun delivered another letter from Mr. Shanghvi to Dr. Levitt reiterating Sun's objection to the Company's plans to sell its Irish operations and informing the Company that it would not submit a bid to purchase those operations.

On June 24, 2008, Sun publicly disclosed the text of this letter and that it had purchased 797,870 Ordinary Shares the previous day from Harel Insurance Company Limited in a privately negotiated transaction at a price of $9.50 per share in cash.

On June 25, 2008, Sun purported to exercise the options under the Option Agreement.  Sun also publicly announced that it would in the next few days commence a tender offer for all Ordinary Shares at a price of $7.75 as required by the Option Agreement.  At the same time, Sun announced that it had filed a lawsuit in New York State Court against the Company and its directors.  The lawsuit asserts fraud claims against the Company and its directors, asks the Court to order the Levitt and Moros families to honor their promises under the Option Agreement, and asks for an order declaring that the Merger Agreement was not properly terminated.

On June 30, 2008, Sun commenced the Sun Offer.

Later that day, the Board held a meeting by videoconference to discuss the Sun Offer.  Representatives of Merrill Lynch and The Blackstone Group, the Company’s financial advisors, discussed with the Board various financial analyses of the Sun Offer.  The Board then discussed various potential responses to the Sun Offer.  Among other things, the Board authorized the Company's Israeli counsel to make a motion in the lawsuit that was filed in Israel on May 28, 2008 seeking a temporary injunction against the Sun Offer on the grounds that it was required to, but did not comply with, the special tender offer rules under Israeli law.  Following the Board meeting, the Company issued a press release stating that the Board would evaluate the Sun Offer within the time period allowed by law and urged the Company's shareholders not to take any action with respect to the Sun Offer until they had been advised of the Board's position.

On July 8, 2008, the Board held a telephonic meeting to further consider the Sun Offer.  After reviewing certain of the matters discussed at the Board meeting held on June 30, 2008, a draft of this Statement and certain other matters, the Board (with Drs. Levitt and Moros and Ms. Levitt neither participating in the deliberations nor voting) unanimously resolved to make the determination and recommendation described in section (b) of this Item 4.

(b)	Solicitation or Recommendation.

At a meeting held on July 8, 2008, the Board (with Drs. Levitt and Moros and Ms. Levitt neither participating in the deliberations nor voting) unanimously concluded  that the Sun Offer is financially inadequate and is a "sham" offer, because the Board believes Sun knows that it will not be accepted by the shareholders.  Sun’s tender offer price is far below both the current market price of Taro’s shares and the price Sun paid to acquire other blocks of the Company’s shares in recent privately negotiated transactions.  In order to gain control of Taro without paying a fair price to the shareholders, Sun is now making a “low-ball” offer that the Board believes Sun knows will not succeed, solely for the purpose of exercising certain options pursuant to an option agreement the Levitt and Moros families entered into with Sun at the time the merger agreement was signed over a year ago.  In addition the Board has been advised by counsel that the offer is in violation of the Israeli Companies Law - 1999.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE SUN OFFER AND NOT TENDER ANY OF YOUR SHARES.

A form of letter communicating the Board's recommendation and a press release announcing the Board's recommendation are filed as Exhibits (a)(1) and (a)(2) to this Statement, respectively, and are incorporated herein by reference.

(c)	Reasons for the Recommendation

In reaching the determination and recommendation set forth in section (b) of this Item 4, the Board considered a number of factors, including the following:

•	Sun's offer is absurdly low: Sun's $7.75 tender price is substantially below the current market price of Taro's shares, and even further below Sun's proposed increased merger price of $10.25;

•	Sun's offer is unfair: Sun's tender price is far below the prices Sun recently paid to purchase Taro shares from large minority shareholders in privately negotiated transactions;

•
Sun's offer is financially inadequate:  Before the Board acted to terminate the Merger Agreement, the Board determined that, based on a number of factors, including Taro’s operational and financial turnaround, the future value that Taro expects to achieve from the changes made in its business model, the value in Taro’s new product pipeline and the  advice received from Merrill Lynch based on Taro’s most recent projections at the time, Sun's proposed $10.25 increased price was inadequate from a financial point of view;

•
Sun's offer is unilateral:  Before the Board acted to terminate the Merger Agreement, Sun repeatedly rebuffed our attempts to engage in meaningful price negotiations with the Company or its financial advisors;

•	Sun's offer is coercive in at least three respects:

•
First, Sun's proposal to increase the merger price to $10.25 was conditioned on Taro's agreeing to eliminate certain additional voting requirements that protect minority shareholders, and that the Company's Israeli counsel advised the Board were required by Israeli law in order to approve the merger;

•
Second, Sun's offer is designed to stampede shareholders into tendering their shares, at a price below the current market price, so that they won't end up as minority shareholders in a Sun-controlled company, by not providing for a second-step transaction at a fair price in which Sun would acquire any shares not tendered and purchased in the tender offer; and

•
Third, Sun admits that its offer is being made at $7.75 in order to force the Levitt and Moros families to sell their shares at this now unfair and “low-ball” price pursuant to an option agreement the families entered into with Sun at the time the merger agreement was signed over a year ago. This is nothing more than a blatant attempt to gain control of Taro without paying a fair price to the shareholders;

•
Sun's offer is illegal:  The Company has been advised by its Israeli counsel that Sun's offer is required to, but does not, comply with the "special tender offer" rules under Israeli law that provide important protections to minority shareholders and that, therefore,

Sun's offer is illegal. The Company has also been advised by its Israeli counsel that the "trust" described in Sun's offer to purchase will NOT remedy the illegality of Sun’s offer;
•

Sun's offer is not the best the Company can do:  Since the Board acted to terminate the Merger Agreement, the Company and its advisors have had preliminary discussions with, and received expressions of interest from, other parties potentially interested in entering into strategic transactions with the Company, including purchasing the entire Company or making an investment in the Company.  While there can be no assurance that any of these discussions will result in a formal proposal or that if a formal proposal is made that it will be pursued and consummated, at least two potentially interested purchasers have expressed interest at a price level in excess of the highest price Sun has ever indicated a willingness to pay.  Understandably, these expressions of interest were and are subject to due diligence and other conditions.  The Board is not opposed to a sale of the Company, but, given the dramatic turnaround in Taro’s performance over the last year, the Board believes that superior and fair values are attainable.  The Board will prudently consider all alternatives with a view towards acting in the best interests of all shareholders; and

•

Sun's offer is a "sham" offer because the Board believes Sun knows that it will not be accepted by the shareholders:  Sun's objective is very clear.  They are unwilling to acquire the Company at a fair price through good faith negotiations with the Board and the Company's management.  In order to gain control of Taro without paying a fair price to the shareholders, Sun is now making a “low-ball” offer that the Board believes Sun knows will not succeed, solely for the purpose of exercising certain options pursuant to an option agreement the Levitt and Moros families entered into with Sun at the time the merger agreement was signed over a year ago.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive but addresses the material factors considered by the Board in its consideration of the Sun Offer.  In view of the variety of factors considered, the Board did not find it practicable to, and it did not, provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that shareholders reject the Sun Offer.  Such determination was made after consideration of all the factors taken as a whole.  In addition, individual members of the Board may have given differing weights to different factors.

(d)	Intent to Tender

To the Company's knowledge, none of the Company's executive officers, directors, controlled affiliates or subsidiaries currently intends to sell or tender any Ordinary Shares held by record or beneficially owned by them in the Sun Offer.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained The Blackstone Group and Merrill Lynch (the “Financial Advisors”) as financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Sun Offer.  The Financial Advisors will be paid reasonable and customary fees for such services and will be reimbursed for out-of-pocket expenses, including reasonable expenses of legal counsel and other advisors.  The Company has agreed to indemnify the Financial Advisors and their affiliates against various liabilities and expenses in connection with its services in connection with the transactions contemplated by the Sun Offer, including various liabilities and expenses under securities laws.  Merrill Lynch and its affiliates in the past have provided services to the Company unrelated to the Sun Offer, for which services Merrill Lynch and its affiliates have received compensation.  In the ordinary course of business, Merrill Lynch and its affiliates may actively trade or hold the securities of the Company for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The Company has retained Georgeson Inc. to assist it in communicating with shareholders in connection with the Sun Offer.  Georgeson will be paid reasonable and customary fees for such services, will be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses relating to its services in connection with the Sun Offer, including certain liabilities under the federal securities laws.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Sun Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to the Ordinary Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, any of the Company's directors, executive officers, controlled affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement, no negotiation is underway or is now being undertaken or engaged in by the Company in response to the Sun Offer which relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; or (iv) any material change in the indebtedness, present capitalization or dividend policy of the Company.

The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct.  Accordingly, the Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Except as described in this Statement, there are no transactions, Board resolutions, agreements in principle or signed agreements in response to the Sun Offer that relate to or would result in one or more of the events referred to in the first paragraph of this item.

Item 8.	Additional Information.

(a)	Antitrust

Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “U.S. DOJ”) and the U.S. Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.  Sun's purchase of Ordinary Shares pursuant to the Sun Offer is subject to such requirements and the purchase of Ordinary Shares pursuant to the Sun Offer may not be consummated until the applicable HSR waiting period has expired or been terminated.

Even if the waiting period expires or is terminated, the U.S. DOJ or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Ordinary Shares pursuant to the Sun Offer, or seeking the divestiture of Ordinary Shares acquired by Sun or the divestiture of substantial assets of the Company or its subsidiaries or Sun or its subsidiaries.  State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable.  Private parties may also bring legal action under the antitrust laws under certain circumstances.  There can be no assurance that a challenge to the Sun Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

(b)	Israeli Investment Center

The transactions contemplated by the Sun Offer and the Option Agreement require the approval of the Investment Center of the Ministry of Industry and Trade of the State of Israel (the “Israeli Investment Center”) established under the Israeli Law for the Encouragement of Capital Investments, 5719 — 1959 (the “Investment Law”).  The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center, be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program.  The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise.  The Company has received four approvals granting it a package of benefits, subject to compliance with applicable requirements.

(c)	Office of the Israeli Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program.  Regulations under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid.  The Company, through its wholly-owned subsidiary, Taro Research Institute Ltd., has received several grants from the Office of the Chief Scientist to fund some of its research and development activities.  Under the terms of the grants received by the Company, the transactions contemplated by the Sun Offer and the Option Agreement, require the approval of the Office of the Chief Scientist.

(d)	Israel Lands Administration

The Company is a party to various long-term lease agreements with the Israel Lands Administration (the "ILA").  Under the terms of these leases, the transactions contemplated by the Sun Offer and the Option Agreement, require the approval of the ILA.

(e)	Litigation

Actions Commenced by Templeton

Between May and August 2007, Templeton filed three initiating motions in the Tel-Aviv District Court (the "District Court") stemming from transactions contemplated by the Share Purchase Agreement and the Merger Agreement:

•
Oppression of minority—In this case, Templeton alleged that shareholders of the Company were oppressed through the issuance by the Company to Sun of Ordinary Shares at a purchase price of $6.00 per share. The parties to this lawsuit agreed to reserve 9.5% of the total number of Ordinary Shares purchased by Sun pursuant to the Share Purchase Agreement for purchase by Templeton should the District Court rule that the purchase price per share pursuant to the Share Purchase Agreement was oppressive.  On July 2, 2008, the District Court ordered Templeton to inform the District Court before October 30, 2008 of the appropriate date to continue discussion of this case.

•
Illegality of the Sun investment—In this case, Templeton claimed that the transactions contemplated by the Share Purchase Agreement were concluded in violation of Israeli law.  In April 2008, this case was dismissed by the District Court. Templeton has appealed this decision to the Supreme Court of Israel.

•
Results of Shareholders Meeting—In this case, Templeton requested that the District Court rule that the proposed merger contemplated by the Merger Agreement which was to be voted on at the shareholders meeting that was scheduled to take place in July 2007 had been rejected by the Company's shareholders. On July 2, 2008, this case was dismissed by the District Court.

Special Tender Offer

On May 28, 2008, the Company and its directors (other than Drs. Levitt and Moros and Ms. Levitt), who, with the exception of the Company’s statutory independent directors, are also shareholders, filed an initiating motion in the District Court seeking a declaratory ruling that, should Sun attempt to purchase additional Ordinary Shares that would result in an increase in its voting power to more than 45% of the total voting power of the Company, it can only do so in compliance with the “special tender offer” rules set forth in the Israeli Companies Law. On July 2, 2008, Sun filed a motion to dismiss this case and defer the date for filing a response to the case until the District Court rules on the motion to dismiss. On July 3, 2008, the Company requested a temporary injunction ex parte to prevent Sun from continuing the Sun Offer as a "regular" tender offer in violation of the "special tender offer" rules of the Israel Companies Law.  Later that day, the District Court ruled that it will decide the merits of this lawsuit no later than July 28, 2008 (the date the Sun Offer is currently scheduled to expire).

On July 9, 2008, a class action and a petition for the authorization of the filing of class action were filed by a shareholder of the Company alleging that Sun, by: (i) purporting to exercise the options under the Option Agreement; and (ii) commencing a “regular” tender offer rather than a “special tender offer”, violated the “special tender offer” rules set forth in the Israeli Companies Law.

Ireland

On June 15, 2008, the Company filed an initiating motion with the District Court seeking a declaratory ruling and permanent injunction against Sun from taking actions to hinder the Company’s efforts to sell its Irish operations.

Termination of Merger Agreement

On June 25, 2008, Sun filed a lawsuit in the Supreme Court of the State of New York against the Company and all of its directors. The lawsuit asserts claims for “fraudulent inducement”  and breach of contract against the Company and its directors with respect to the Merger Agreement, as well as claims against the Levitt and Moros families relating to the Option Agreement.  Sun asks the Court for an order declaring that the Merger Agreement was improperly terminated by the Company and for an order to compel the Levitt and Moros families to perform their obligations under the Option Agreement.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Statement and the documents incorporated by reference in this Statement contain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The statements in this Statement and the documents incorporated by reference in this Statement that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. When used in this Statement and the documents incorporated by reference in this Statement, the terms “anticipate,” “believe,” “estimate,” “expect,” “may,” “objective,” “plan,” “possible,” “potential,” “project,” “will” and similar expressions identify forward-looking statements. Generally, forward-looking statements express expectations for or about the future, rather than historical fact. Forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such statements. Forward-looking statements in this Statement and the documents incorporated by reference in this Statement express expectations only as of the date they are made. The Company does not undertake any obligation to update or revise such statements as a result of new information or future events, except as required by applicable law.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Letter to shareholders, dated July 10, 2008
(a)(2)	Press release issued on July 10, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Ron Kolker
Name: Ron Kolker
Title: Senior Vice President, Chief Financial Officer.

Date:     July 10, 2008

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)	Letter to shareholders, dated July 10, 2008
(a)(2)	Press release issued on July 10, 2008